ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004
WRITER’S DIRECT DIAL:	TELEPHONE: (212) 574-1200	901 K STREET, NW
	FACSIMILE: (212) 480-8421	WASHINGTON, DC 20001
	WWW.SEWKIS.COM	TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

February 20, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

                 Assistant Director

Re:	Knightsbridge Shipping Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed February 10, 2015

File No. 333-200319

Dear Ms. Parker:

Reference is made to the Registration Statement on Form F-4 filed on November 18, 2014 (the “Registration Statement”) by Knightsbridge Shipping Limited (the “Company”) in connection with a merger transaction between the Company and Golden Ocean Group Limited. By letter dated December 15, 2014 (the “First Comment Letter”), the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided its comments to the Registration Statement. On January 23, 2015, the Company filed Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”) in response to the First Comment Letter. By letter dated February 5, 2015 (the “Second Comment Letter”), the Staff provided its comments to the First Amended Registration Statement. On February 10, 2015 the Company Filed Amendment No. 2 to the Registration Statement in response to the Second Comment Letter. By letter dated February 19, 2015 (the “Third Comment Letter”), the Staff provided its comment to the Second Amended Registration Statement. The Company has today filed Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”), which responds to the Staff’s comment contained in the Third Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statement. The following numbered paragraph corresponds to the numbered paragraph in the Third Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Third Amended Registration Statement showing changes made from the Second Amended Registration Statement filed by the Company on February 10, 2015. Page numbers referenced are to the Third Amended Registration Statement.

The Combined Company

Recent Developments of Knightsbridge

1.	We note your disclosure in this section that you signed a new credit facility agreement on February 5, 2015. Please file this agreement as an exhibit to your registration statement and describe its material terms.

In response to the Staff’s comment, the Company has added disclosure on page 41 that described the material terms of the new credit facility and filed the new credit facility as an exhibit to the Third Amended Registration Statement.

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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1420 or Evan Preponis at (212) 574-1438 each of Seward & Kissel LLP, counsel to the Company.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert Lustrin
Robert Lustrin

cc:	Ms. Inger Klemp, Chief Financial Officer

Knightsbridge Shipping Limited

Ms. Birgitte Vartdal, Chief Financial Officer

Golden Ocean Management AS